July 18, 2005

Mr. Howard Efron
Staff Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	IDS Managed Futures II, L.P.
Response to Amended Form 10-K/A for the fiscal year ended December 31, 2004
File No. 0-17443

Dear Mr. Efron,

We have received your additional comments to our Form 10-K/A for the fiscal year ended December 31, 2004 and subsequently spoken to you for clarification. Accordingly, our response to each item is listed below.

Signatures

1.	In our filing of the Form 10-K/A, Exhibit 31 reflected the original date of the Form 10-K filing and should have been updated to the date of the Form 10-K/A filing. We understand that when making an amended filing, the current date should be reflected on the Certification Exhibits and shall do so with any future amended filing.

Note 6 - Investments in Other Commodity Pool

2.	In our filing of the Form 10-K/A we included separate Financial Statements for IDS Managed Funds, LLC in Exhibit 13.02 for the fiscal year ended December 31, 2004. Although the Financial Statements for IDS Managed Futures II, L.P. were for additional periods, we presented Financial Statements for IDS Managed Funds, LLC only for the fiscal year ended December 31, 2004 on the recommendation of our auditors. The basis of this is due to the fact that no other shareholders of the fund exist outside of the two IDS funds (IDS Managed Futures, L.P. and IDS Managed Futures II, L.P.) and we had not submitted two-year reports in the prior years. If it is your determination that we should include additional periods in the Financial Statements for IDS Managed Funds, LLC, we respectfully request a reprieve from filing another amendment to the Form 10-K for the fiscal year ended December 31, 2004 and will file future Form 10-Ks for IDS Managed Futures II, L.P. according to your ruling.

This response will be filed on Edgar as instructed. Thank you for your consideration.

By: /s/ Shaun O'Brien

Shaun D. O'Brien Chief Financial Officer CIS Investments, Inc. July 18, 2005